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                             February 10, 2022

       Matthew Nicosia
       Chief Executive Officer
       Vivakor, Inc.
       433 Lawndale Drive
       South Salt Lake City, UT 84115

                                                        Re: Vivakor, Inc.
                                                            Amendment No. 10 to
Registration Statement on Form S-1
                                                            Filed February 10,
2022
                                                            File No. 333-250011

       Dear Mr. Nicosia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2022 letter.

       Amendment No. 10 to Registration Statement on Form S-1

       Cover Page

   1. We note your revised disclosure in response to prior comment 1 continues to state that the bona fide estimate of
the range of the maximum offering price is from $4.50 to $6.50 and the number of
securities offered is 1,454,545 (after giving effect to the Reverse Stock
                                                        Split ), "assuming an
offering price of $5.50, the midpoint of such bona fide estimated price range." Please
revise to clearly set forth the number of shares you are offering as required by Item
501(b)(2) of Regulation S-K. Refer to Securities Act Rules Compliance
                                                        and Disclosure
Interpretations 227.02 for guidance.
 Matthew Nicosia
FirstName  LastNameMatthew Nicosia
Vivakor, Inc.
Comapany10,
February   NameVivakor,
              2022      Inc.
February
Page 2 10, 2022 Page 2
FirstName LastName
Underwriting, page 70

2. We note you have revised your prospectus cover page to remove disclosure that this is a firm commitment offering. Please revise your disclosure here to clarify, if true, that the underwriter is or will be committed to purchase all the shares of common stock in the offering if any are purchased, other than those covered by the option to purchase additional shares pursuant to the over-allotment option. Refer to Item 508 of Regulation
         S-K.
3. We note your disclosure on page 72 that you have agreed to issue to the representative warrants to purchase a number of your shares of common stock equal to an aggregate of
         5% of the shares of common stock sold in this offering (excluding any shares sold for over-allotments). However, this does not appear to be consistent with
Section 1.3.1 of the
         form of underwriting agreement, which provides that the representative's warrants would provide for the purchase of 5% of the Firm Shares and Option Shares. Similarly, we note that the legality opinion refers to up to 10,909 shares of common stock underlying
         additional representative   s warrants that may be issued pursuant to
the over-allotment
         option. Please revise or advise.
Consolidated Balance Sheets, page F-2

4. We note you provide a pro forma column to include the proceeds of this offering. To the extent this offering is not a firm commitment offering, please revise to present pro forma balance sheet, pro forma earnings per share and pro forma as adjusted column in
         Capitalization table on page 27, giving effect only to the conversion of preferred stock and excluding effects of proposed offering or advise. If this is a firm commitment offering, please revise Note 3 to clearly state that pro forma includes the proceeds of a firm commitment offering from your underwriter. Refer to Rule 170 of Securities Act of 1933.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Scott Linsky